June 21, 2018

Ms. Kimberly Browning
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:

Second Nature Series Trust; File Nos. 333-216601, 811-23266

Dear Ms. Browning:

On May 3, 2018, Second Nature Series Trust (the “Registrant”) filed a response letter to the comments given by you by phone on April 23, 2018 in connection with Pre-Effective Amendment No. 1 to its registration statement (the “Registration Statement”) on Form N-1A.  The Registration Statement was filed for the primary purpose of registering shares of the Second Nature Thematic Growth Fund (the “Fund”).

On May 17, 2018, you provided additional comments to me by phone.  Those comments are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.  The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information in response to these comments, except as indicated below.

Prospectus

Principal Investment Strategies (page 2)

1.

Comment:  Please clarify the types of REITs in which the Fund will invest (i.e., publicly traded, non-publicly traded), specify the Fund’s intended allocation to each type of REIT,  and disclose the risks associated with the types of REITs in which the Fund will invest.

Response:   The Registrant has amended the last sentence of the first paragraph under “Principal Investment Strategies” on page 2 of the Prospectus as follows:

 “These companies are primarily in the financial, for-profit education, real estate (homebuilding, publicly traded mortgage real estate investment trusts (‘mortgage REITs’), and publicly traded apartment real estate investment trusts (‘apartment REITs’)), retail and telecommunications services sectors.”

Philip.Sineneng@ThompsonHine.com   F: 614.469.3361   O: 614.469.3217

Ms. Kimberly Browning

June 21, 2018

The Registrant has likewise amended the third sentence under the heading “Principal Investment Strategies” on page 5 of the Prospectus as follows:

“These companies are primarily in the financial, for-profit education, real estate (homebuilding, publicly traded mortgage REITs, and publicly traded apartment REITs), retail and telecommunications services sectors.”

Principal Investment Risks (pages 2-4)

2.

Comment:  Please enhance the risk disclosures regarding the types of REITs in which the Fund will invest.

Response:  The Registrant has added the following sentence to the “Real Estate Sector Risk” paragraph on pages 3-4 of the Prospectus and to the “Real Estate Sector Risk” paragraph on pages 7-8 of the Prospectus:

“Mortgage REITs are subject to prepayment risk because a mortgagor may pay off its loan early, reducing the amount of interest payments received by the Fund.  Apartment REITs are subject to shifts in demand for home ownership, which may reduce demand for rentals and increase rental vacancy rates.”

Additional Information About Principal Investment Strategies and Related Risks

3.

Comment:  Please clarify the disclosure in the “Cash Positions” paragraph on page 8 of the Prospectus. Is this a principal or non-principal strategy?  How will investing in the manner described in this paragraph help the Fund achieve its objective?

Response:   The Registrant has deleted the paragraph from the Prospectus.

Please contact JoAnn M. Strasser at (614) 469-3265 or me at (614) 469-3217 if you have any questions or further comments.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc:  JoAnn M. Strasser, Esq.